

David Patrick · 3rd

 **Shark Wheel**

Chief Technology Officer at Shark Wheel

Ladera Ranch, California, United States · 372 connections ·

Contact info

Experience



Shark Wheel
8 yrs


Chief Technology Officer
Nov 2012 – Present · 8 yrs
Orange County, California Area


Chief Technology Officer
Nov 2012 – Present · 8 yrs
Los Angeles / Orange County California

Shark Wheel has created an new category of wheel using a pattern based on the intersection of a cube and a sphere. This radical design has significant performance advantages in virtually every category compared to traditional wheels.

Founder / Co-Owner
Spherical Holdings LLC
Jun 2017 – Present · 3 yrs 5 mos
Lake Forest CA

IP for Seraworld Discoveries

Owner

4sphere

Jan 2005 – Present · 15 yrs 10 mos

Irvine, CA

Alternating Wake Turbines and Rotors. Silent prop

Owner

SeraWorld

2003 – Present · 17 yrs

Irvine, CA

Spherical Expansion. Spherical Centrifuges. Isotro
the public in late 2018.

Owner

Provantedge

1997 – 2003 · 6 yrs

Lake Forest California

Skills & Endorsements

Product Design · 10

Endorsed by **2 of David's colleagues at Shark Wheel**

CAD · 10

geoff Urfavoritehandyman and 9 connections have given endorsements for this skill

Entrepreneurship · 10

Endorsed by **2 of David's colleagues at Shark Wheel**

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Recommendations

Received (0)   **Given (1)**

Tim Giusti   Tim is a stellar emp



eCommerce/Digital
Marketing
November 7, 2019, David
managed Tim directly

aspects. He has gre
He understands the
highest levels to th
marketplaces and s

